Filed pursuant to Rule 424(b)(3)

Registration No. 333-261852

PROSPECTUS SUPPLEMENT NO. 11

(to Prospectus dated January 5, 2022)

Cadre Holdings, Inc.

27,483,350 Shares of Common Stock

This prospectus supplement supplements the prospectus dated January 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261852). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.  The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 27,483,350 shares of our common stock, $0.0001 par value per share (“Common Stock”). We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “CDRE”. On May 9, 2023, the closing price of our Common Stock was $20.95.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended: March 31, 2023

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number: 001-40698

CADRE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-3873146
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

13386 International Pkwy Jacksonville, Florida	32218
(Address of principal executive offices)	(Zip code)

(904) 741-5400

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CDRE	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☑ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☐

Accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 5, 2023, there were 37,586,031 shares of common stock, par value $0.0001, outstanding.

INDEX

CADRE HOLDINGS, INC.

This Quarterly Report on Form 10-Q (this “Report”) contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Except where the context otherwise requires or where otherwise indicated, the terms the “Company”, “Cadre”, “we,” “us,” and “our,” refer to the consolidated business of Cadre Holdings, Inc. and its consolidated subsidiaries. All statements in this Report, other than statements of historical fact, are forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These forward-looking statements are based on information available as of the date of this Report (or, in the case of forward-looking statements incorporated herein by reference, if any, as of the date of the applicable filed document), and any accompanying supplement, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the availability of capital to satisfy our working capital requirements;
●	anticipated trends and challenges in our business and the markets in which we operate;
●	our ability to anticipate market needs or develop new or enhanced products to meet those needs;
●	our expectations regarding market acceptance of our products;
●	the success of competing products by others that are or become available in the market in which we sell our products;
●	the impact of adverse publicity about the Company and/or its brands, including without limitation, through social media or in connection with brand damaging events and/or public perception;
●	changes in political, economic or regulatory conditions generally and in the markets in which we operate;
●	the impact of political unrest, natural disasters or other crises, terrorist acts, acts of war and/or military operations;
●	our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers,

customers, distributors or otherwise;

●	our ability to retain and attract senior management and other key employees;

●	our ability to quickly and effectively respond to new technological developments;
●	the effect of an outbreak of disease or similar public health threat, such as the COVID-19 pandemic, on the Company’s business;
●	logistical challenges related to supply chain disruptions and delays;
●	the impact of inflationary pressures and our ability to mitigate such impacts with pricing and productivity;
●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors;
●	the ability of our information technology systems or information security systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, natural disasters, vendor business interruptions or other causes;
●	our ability to properly maintain, protect, repair or upgrade our information technology systems or information security systems, or problems with our transitioning to upgraded or replacement systems;
●	our ability to protect our trade secrets or other proprietary rights and operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company;
●	our ability to maintain a quarterly dividend;
●	the increased expenses associated with being a public company and the related increased disclosure and reporting obligations;
●	any material differences in the actual financial results of the Company’s past and future acquisitions as compared with the Company’s expectations; and
●	other risks and uncertainties set forth in the section entitled “Risk Factors” of this Report, which is incorporated herein by reference.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Quarterly Report on Form 10-Q. Other risks and uncertainties are and will be disclosed in our prior and future filings with the Securities and Exchange Commission (“SEC”) and this information should be read in conjunction with the Consolidated Financial Statements included in this Report.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CADRE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share amounts)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$48,294	$45,286
Accounts receivable, net of allowance for doubtful accounts of $930 and $924, respectively	55,704	64,557
Inventories	76,343	70,273
Prepaid expenses	11,782	10,091
Other current assets	6,376	6,811
Total current assets	198,499	197,018
Property and equipment, net of accumulated depreciation and amortization of $44,840 and $42,694, respectively	45,095	45,285
Operating lease assets	7,691	8,489
Deferred tax assets, net	2,289	2,255
Intangible assets, net	48,761	50,695
Goodwill	81,292	81,576
Other assets	5,348	6,634
Total assets	$388,975	$391,952

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities
Accounts payable	$27,313	$23,406
Accrued liabilities	32,899	38,720
Income tax payable	4,086	4,584
Current portion of long-term debt	11,119	12,211
Total current liabilities	75,417	78,921
Long-term debt	135,098	137,476
Long-term operating lease liabilities	4,204	4,965
Deferred tax liabilities	3,606	3,508
Other liabilities	1,200	1,192
Total liabilities	219,525	226,062

Commitments and contingencies (Note 7)

Mezzanine equity
Preferred stock ($0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of March 31, 2023 and December 31, 2022)	—	—

Shareholders' equity
Common stock ($0.0001 par value, 190,000,000 shares authorized, 37,586,031 and 37,332,271 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively)	4	4
Additional paid-in capital	206,451	206,540
Accumulated other comprehensive income	1,720	2,087
Accumulated deficit	(38,725)	(42,741)
Total shareholders’ equity	169,450	165,890
Total liabilities, mezzanine equity and shareholders' equity	$388,975	$391,952

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended
	March 31,
	2023	2022
Net sales	$111,748	$104,406
Cost of goods sold	65,130	64,217
Gross profit	46,618	40,189
Operating expenses
Selling, general and administrative	35,250	53,950
Restructuring and transaction costs	—	599
Related party expense	148	122
Total operating expenses	35,398	54,671
Operating income (loss)	11,220	(14,482)
Other expense
Interest expense	(1,641)	(1,490)
Other expense, net	364	(205)
Total other expense, net	(1,277)	(1,695)
Income (loss) before provision for income taxes	9,943	(16,177)
(Provision) benefit for income taxes	(2,941)	6,012
Net income (loss)	$7,002	$(10,165)

Net income (loss) per share:
Basic	$0.19	$(0.30)
Diluted	$0.19	$(0.30)
Weighted average shares outstanding:
Basic	37,373,529	34,446,318
Diluted	37,629,498	34,446,318

Net income (loss)	$7,002	$(10,165)
Other comprehensive income:
Unrealized holding (losses) gains, net of tax(1)	(426)	3,077
Reclassification adjustments for (losses) gains included in net income (loss), net of tax(2)	(647)	131
Total unrealized (loss) gain on interest rate swaps, net of tax	(1,073)	3,208
Foreign currency translation adjustments, net of tax(3)	706	(360)
Other comprehensive (loss) income	(367)	2,848
Comprehensive income (loss), net of tax	$6,635	$(7,317)

(1) Net of income tax benefit of $142 and income tax expense of $1,026 for the three months ended March 31, 2023 and 2022, respectively.

(2) Amounts reclassified to net income (loss) relate to gains on interest rate swaps and are included in Interest expense above. Amounts are net of income tax benefit of $215 and income tax expense of $44 for the three months ended March 31, 2023 and 2022, respectively.

(3) Net of income tax expense of $81 and income tax benefit of $18 for the three months ended March 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2023	2022
Cash Flows From Operating Activities:
Net income (loss)	$7,002	$(10,165)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,261	3,544
Amortization of original issue discount and debt issue costs	64	111
Deferred income taxes	183	(6,951)
Stock-based compensation	2,747	23,588
Gain on sale of fixed assets	(103)	—
Provision for losses on accounts receivable	40	45
Foreign exchange (gain) loss	(213)	253
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	9,075	(1,693)
Inventories	(5,830)	(2,956)
Prepaid expenses and other assets	(556)	3,158
Accounts payable and other liabilities	(3,948)	(18)
Net cash provided by operating activities	12,722	8,916
Cash Flows From Investing Activities:
Purchase of property and equipment	(781)	(950)
Proceeds from disposition of property and equipment	201	—
Business acquisitions, net of cash acquired	—	(19,787)
Net cash used in investing activities	(580)	(20,737)
Cash Flows From Financing Activities:
Principal payments on term loans	(2,500)	(2,506)
Principal payments on insurance premium financing	(1,092)	(1,474)
Payment of capital leases	—	(11)
Taxes paid in connection with employee stock transactions	(2,725)	(6,216)
Dividends distributed	(2,986)	(2,750)
Net cash used in financing activities	(9,303)	(12,957)
Effect of foreign exchange rates on cash and cash equivalents	169	798
Change in cash and cash equivalents	3,008	(23,980)
Cash and cash equivalents, beginning of period	45,286	33,857
Cash and cash equivalents, end of period	$48,294	$9,877
Supplemental Disclosure of Cash Flows Information:
Cash paid (received) for income taxes, net	$3,141	$(100)
Cash paid for interest	$2,359	$1,282
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Accruals and accounts payable for capital expenditures	$238	$119

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

(In thousands, except per share amounts)

			Additional
	Common Stock		Paid-In	Accumulated Other	Accumulated	Shareholders'
	Shares	Amount	Capital	Comprehensive Income	Deficit	Equity
Balance, December 31, 2022	37,332,271	$4	$206,540	$2,087	$(42,741)	$165,890
Net income	—	—	—	—	7,002	7,002
Dividends declared ($0.08 per share)	—	—	—	—	(2,986)	(2,986)
Stock-based compensation	—	—	2,636	—	—	2,636
Common stock issued under employee compensation plans	395,837	—	—	—	—	—
Common stock withheld related to net share settlement of stock-based compensation	(142,077)	—	(2,725)	—	—	(2,725)
Foreign currency translation adjustments	—	—	—	706	—	706
Change in fair value of derivative instruments	—	—	—	(1,073)	—	(1,073)
Balance, March 31, 2023	37,586,031	$4	$206,451	$1,720	$(38,725)	$169,450

			Additional
	Common Stock		Paid-In	Accumulated Other	Accumulated	Shareholders'
	Shares	Amount	Capital	Comprehensive Income	Deficit	Equity
Balance, December 31, 2021	34,383,350	$3	$127,606	$(1,917)	$(37,052)	$88,640
Net loss	—	—	—	—	(10,165)	(10,165)
Dividends declared ($0.08 per share)	—	—	—	—	(2,750)	(2,750)
Stock-based compensation	—	—	22,436	—	—	22,436
Common stock issued under employee compensation plans	580,990	—	1,152	—	—	1,152
Common stock withheld related to net share settlement of stock-based compensation	(182,069)	—	(6,216)	—	—	(6,216)
Foreign currency translation adjustments	—	—	—	(360)	—	(360)
Change in fair value of derivative instruments	—	—	—	3,208	—	3,208
Balance, March 31, 2022	34,782,271	$3	$144,978	$931	$(49,967)	$95,945

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands, except share and per share amounts)

1.    SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

Cadre Holdings, Inc., D/B/A The Safariland Group (the “Company”, “Cadre”, “we”, “us”, and “our”), a Delaware corporation, began operations on April 12, 2012. The Company, headquartered in Jacksonville, Florida, is a global leader in manufacturing and distributing safety and survivability products and other related products for the law enforcement, first responder and military markets. The business operates through 16 manufacturing plants within the U.S., Mexico, Canada, the United Kingdom, Italy, France, and Lithuania, and sells its products worldwide through its direct sales force, distribution channel and distribution partners, online stores, and third-party resellers.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP" or “U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of the Company, its wholly owned subsidiaries, and other entities consolidated as required by GAAP. Accordingly, they do not include all of the information and footnotes required by GAAP for annual audited financial statements. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. These interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s most recently completed annual consolidated financial statements. All adjustments considered necessary for a fair presentation have been included. All intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Use of Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value Measurements

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes the following three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability on the measurement date:

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that reflect assumptions about what market participants would use in pricing assets or liabilities based on the best information available.

The Company’s financial instruments consist principally of cash, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued liabilities, income tax payable and debt. The carrying amounts of certain of these financial instruments, including cash, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued liabilities and income tax payable approximate their current fair value due to the relatively short-term nature of these accounts.

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

	March 31, 2023				December 31, 2022
	Carrying	Fair Value			Carrying	Fair Value
	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
Assets:
Interest rate swap (Note 6)	$7,555	$—	$7,555	$—	$8,985	$—	$8,985	$—

Liabilities:
Interest rate swap (Note 6)	—	—	—	—	—	—	—	—

There were no transfers of assets or liabilities between levels during the three months ended March 31, 2023 and 2022.

The carrying value of our long-term debt obligations approximates the fair value, as the long-term debt contains a floating interest rate component.

Revenue Recognition

The Company derives revenue primarily from the sale of physical products. The Company recognizes revenue when a contract exists with a customer that specifies the goods and services to be provided at an agreed upon sales price and when the performance obligation is satisfied by transferring the goods or service to the customer. The performance obligation is considered satisfied when control transfers, which is generally determined when products are shipped or delivered to the customer but could be delayed until the receipt

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

of customer acceptance, depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery for point of sale transactions.

The Company enters into contractual arrangements primarily with customers in the form of individual customer orders which specify the goods, quantity, pricing, and associated order terms. The Company has some long-term contracts that may contain research and development performance obligations that are satisfied over time. The Company invoices the customer once the billing milestone is reached and collects under customary short-term credit terms. For long-term contracts, the Company recognizes revenue using the input method based on costs incurred, as this method is an appropriate measure of progress toward the complete satisfaction of the performance obligation. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. When the current estimate of total costs for a performance obligation indicates a loss, a provision for the entire estimated loss on the unsatisfied performance obligation is made in the period in which the loss becomes evident.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. The Company accrues for such estimated returns and claims with an estimated accrual and associated reduction of revenue. Additionally, the Company records inventory that it expects to be returned as part of inventories, with a corresponding reduction to cost of goods sold.

Charges for shipping and handling fees billed to customers are included in net sales and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations and comprehensive income (loss). We consider our costs related to shipping and handling after control over a product has transferred to a customer to be a cost of fulfilling the promise to transfer the product to the customer.

Sales commissions paid to employees as compensation are expensed as incurred for contracts with service periods less than a year. For contracts with service periods greater than a year, these costs are capitalized and amortized over the life of the contract. These costs are recorded in selling, general and administrative expenses in the Company’s consolidated statements of operations and comprehensive income (loss).

Product Warranty

Some of the Company’s manufactured products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company’s history of warranty repairs and replacements, and is recorded in cost of goods sold in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table sets forth the changes in the Company’s accrued warranties, which is recorded in accrued liabilities in the consolidated balance sheets:

	Three months ended March 31,
	2023	2022
Beginning accrued warranty expense	$1,234	$1,256
Current period claims	(34)	(116)
Provision for current period sales	150	93
Ending accrued warranty expense	$1,350	$1,233

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Net Income (Loss) per Share

Basic income or loss per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted income or loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. The calculation of weighted average shares outstanding and net income (loss) per share are as follows:

	Three months ended March 31,
	2023	2022
Net income (loss)	$7,002	$(10,165)

Weighted average shares outstanding - basic	37,373,529	34,446,318
Effect of dilutive securities:
Stock-based awards	255,969	—
Weighted average shares outstanding - diluted	37,629,498	34,446,318
Net income (loss) per share:
Basic	$0.19	$(0.30)
Diluted	$0.19	$(0.30)

For the three months ended March 31, 2022, 886,108 restricted stock awards and 357,479 stock options were excluded from diluted weighted average shares outstanding because the impact would be anti-dilutive due to a net loss in the period.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 includes an impairment model (known as the current expected credit loss model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The use of forecasted information is intended to incorporate more timely information in the estimate of expected credit loss. In November 2019, the FASB issued additional guidance which extends the effective date of ASU 2016-13 for emerging growth companies to begin in fiscal years beginning after December 15, 2022. The Company adopted this standard on January 1, 2023. The adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Accounting Pronouncements Not Yet Adopted

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and related amendments. This ASU provides temporary optional expedients and exceptions to existing guidance on contract modifications and hedge accounting to facilitate the market transition from existing reference rates, such as the London Inter-Bank Offered Rate (“LIBOR”) which began to be phased out in 2021, to alternate reference rates, such as the Secured Overnight Financing Rate (“SOFR”). The standard is currently effective and upon adoption may be applied to applicable contract modifications through December 31, 2024. The Company is in the process of evaluating the optional relief guidance provided within this ASU but we expect to avail ourselves of certain optional expedients related to the cash flow hedges on our floating rate debt. Management will continue its assessment and monitor regulatory developments during the LIBOR transition period. Currently, management does not believe that the impact of transitioning from LIBOR to SOFR will have a material impact on our consolidated financial statements.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

2.    ACQUISITIONS

Radar Acquisition

On January 11, 2022, Safariland, LLC, a wholly-owned subsidiary of the Company, completed the acquisition of Radar Leather Division S.r.l. (“Radar”), a premiere family-owned duty gear business based in Italy that specializes in the production of high-quality holsters, belts, duty belts, and other accessories.

The acquisition was accounted for as a business combination. Total acquisition-related costs for the acquisition of Radar were $627, of which $204 was incurred and recognized during 2022.

Total consideration, net of cash acquired, was $19,365 for 100% of the equity interests in Radar. The total consideration was as follows:

Cash paid	$20,844
Less: cash acquired	(1,479)
Total consideration, net	$19,365

The following table summarizes the total purchase price consideration and the amounts recognized for the assets acquired and liabilities assumed, which have been estimated at their fair values. Since our initial purchase price allocation and during the measurement period, we have increased goodwill by $390 for revisions made to cash paid, inventory acquired and deferred income taxes for certain book and tax basis differences as we completed the tax return filings for the pre-acquisition period. The excess of purchase consideration over the assets acquired and liabilities assumed is recorded as goodwill. Goodwill for the Radar acquisition is included in the Product segment and reflects synergies and additional legacy growth and profitability expected from this acquisition through expansion into new markets and customers.

Total consideration, net	$19,365

Accounts receivable	$2,347
Inventories	1,874
Prepaid expenses	682
Other current assets	665
Property and equipment	3,053
Intangible assets	10,200
Goodwill	7,101
Total assets acquired	25,922
Accounts payable	1,120
Deferred tax liabilities	2,787
Accrued liabilities	2,106
Long-term debt	544
Total liabilities assumed	6,557
Net assets acquired	$19,365

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

In connection with the acquisition, the Company acquired exclusive rights to Radar’s trademarks, customer relationships, and product technologies. The amounts assigned to each class of intangible asset and the related average useful lives are as follows:

	Gross	Average Useful Life
Customer relationships	$9,300	15
Technology	600	10
Trademarks	300	7
Total	$10,200

The full amount of goodwill of $7,101 is expected to be non-deductible for tax purposes. No pre-existing relationships existed between the Company and Radar prior to the acquisition. Radar revenue and cost of goods sold are included in the Product segment from the date of acquisition. The acquisition was not material to our consolidated financial statements and consequently we have not included any pro-forma information.

Cyalume Acquisition

On May 4, 2022, Safariland, LLC, a wholly-owned subsidiary of the Company, completed the acquisition of Cyalume Technologies, Inc, CT SAS Holdings, Inc. and Cyalume Technologies SAS (collectively “Cyalume”). Cyalume is engaged in the design and manufacture of proprietary chemical illumination solutions for a diverse range of products, including light sticks, infrared products, safety markings and non-pyrophoric training ammunition.

The acquisition was accounted for as a business combination. Acquisition-related costs for the acquisition of Cyalume were $3,546, all of which was incurred and recognized during 2022.

Total consideration, net of cash acquired, was $36,178 for 100% of the equity interests in Cyalume. The total consideration was as follows:

Cash paid	$38,012
Less: cash acquired	(1,834)
Total consideration, net	$36,178

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired and liabilities assumed, which have been estimated at their fair values. The fair value estimates for the purchase price allocation are based on the Company’s best estimates and assumptions as of the reporting date and are considered preliminary. Since our initial purchase price allocation, we have increased goodwill by $1,867 for revisions made to cash paid as a result of a working capital settlement, changes in assumptions used to fair value property and equipment, and deferred income taxes for certain book and tax basis differences as we complete the tax return filings for the pre-acquisition period. The fair value measurements of identifiable assets and liabilities, specifically deferred tax assets and liabilities, and the resulting goodwill related to the Cyalume acquisition, are subject to change as we complete our valuation process, and therefore the final purchase price allocation could be different from the amounts presented below. We expect to finalize the valuations as soon as practicable, but no later than one year from the date of the acquisition. The excess of purchase consideration over the assets acquired and liabilities assumed is recorded as goodwill. Goodwill for the Cyalume acquisition is included in the Product segment and reflects synergies and additional legacy growth and profitability expected from this acquisition through expansion into new markets and customers.

Total consideration, net	$36,178

Accounts receivable	$3,302
Inventories	10,908
Prepaid expenses	255
Other current assets	10
Property and equipment	12,492
Intangible assets	8,300
Goodwill	8,508
Total assets acquired	43,775
Accounts payable	1,080
Deferred tax liabilities	4,652
Accrued liabilities	1,577
Other long-term liabilities	288
Total liabilities assumed	7,597
Net assets acquired	$36,178

In connection with the acquisition, the Company acquired exclusive rights to Cyalume’s trademarks, customer relationships, and product technologies. The amounts assigned to each class of intangible asset and the related average useful lives are as follows:

	Gross	Average Useful Life
Customer relationships	$3,900	15
Technology	3,600	10
Trademarks	800	Indefinite
Total	$8,300

The full amount of goodwill of $8,508 is expected to be non-deductible for tax purposes. No pre-existing relationships existed between the Company and Cyalume prior to the acquisition. Cyalume revenue and cost of goods sold are included in the Product segment from the date of acquisition. The acquisition was not material to our consolidated financial statements and consequently we have not included any pro-forma information.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

3.    REVENUE RECOGNITION

The following tables disaggregate net sales by channel and geography:

	Three months ended March 31,
	2023	2022
U.S. state and local agencies (a)	$66,502	$57,923
Commercial	10,077	11,034
U.S. federal agencies	14,127	7,914
International	20,432	27,019
Other	610	516
Net sales	$111,748	$104,406

(a) Includes all Distribution sales

	Three months ended March 31,
	2023	2022
United States	$91,316	$77,387
International	20,432	27,019
Net sales	$111,748	$104,406

Contract Liabilities

Contract liabilities are recorded as a component of other liabilities when customers remit cash payments in advance of the Company satisfying performance obligations. Contract liabilities are reversed into revenue when the performance obligation is satisfied. Contract liabilities are included in accrued liabilities in the Company’s consolidated balance sheets and totaled $4,257 and $4,615 as of March 31, 2023 and December 31, 2022, respectively. Revenue recognized during the three months ended March 31, 2023 from amounts included in contract liabilities as of December 31, 2022 was $1,805.

Remaining Performance Obligations

As of March 31, 2023, we had $26,731 of remaining performance obligations, which included amounts that will be invoiced and recognized in future periods. The remaining performance obligations are limited only to arrangements that meet the definition of a contract under ASC Topic 606, Revenue from Contracts with Customers, as of March 31, 2023. We expect to recognize approximately 67% of this balance over the next twelve months and expect the remainder to be recognized in the following two years.

4.    INVENTORIES

The following table sets forth a summary of inventories stated at lower of cost or net realizable value, as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Finished goods	$27,583	$25,208
Work-in-process	8,751	7,466
Raw materials and supplies	40,009	37,599
Total	$76,343	$70,273

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in goodwill for the three months ended March 31, 2023:

	Product	Distribution	Total
Balance, December 31, 2022	$78,960	$2,616	$81,576
Measurement period adjustments	(593)	—	(593)
Foreign currency translation adjustments	309	—	309
Balance, March 31, 2023	$78,676	$2,616	$81,292

Gross goodwill and accumulated impairment losses was $88,877 and $7,585, respectively, as of March 31, 2023 and $89,161 and $7,585, respectively, as of December 31, 2022.

Intangible Assets

Intangible assets such as certain customer relationships and patents on core technologies and product technologies are amortizable over their estimated useful lives. Certain trade names and trademarks which provide exclusive and perpetual rights to manufacture and sell their respective products are deemed indefinite-lived and are therefore not subject to amortization.

Intangible assets consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023
				Weighted
		Accumulated		Average
	Gross	amortization	Net	Useful Life
Definite lived intangibles:
Customer relationships	$86,181	$(60,974)	$25,207	11
Technology	16,010	(11,835)	4,175	8
Tradenames	6,545	(4,583)	1,962	4
Non-compete agreements	986	(986)	—	4
	$109,722	$(78,378)	$31,344
Indefinite lived intangibles:
Tradenames	17,417	—	17,417	Indefinite
Total	$127,139	$(78,378)	$48,761

	December 31, 2022
				Weighted
		Accumulated		Average
	Gross	amortization	Net	Useful Life
Definite lived intangibles:
Customer relationships	$85,847	$(59,122)	$26,725	11
Technology	15,629	(11,309)	4,320	8
Tradenames	6,484	(4,254)	2,230	4
Non-compete agreements	973	(973)	—	4
	$108,933	$(75,658)	$33,275
Indefinite lived intangibles:
Tradenames	17,420	—	17,420	Indefinite
Total	$126,353	$(75,658)	$50,695

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The Company recorded amortization expense of $2,328 and $2,157 for the three months ended March 31, 2023 and 2022, respectively, of which $162 and $50 was included in cost of goods sold in the consolidated statements of operations and comprehensive income (loss) for the respective periods.

The estimated amortization expense for definite-lived intangible assets for the remaining nine months of 2023, the next four years and thereafter is as follows:

Remainder of 2023	$5,508
2024	5,055
2025	3,091
2026	2,695
2027	2,517
Thereafter	12,478
Total	$31,344

6.    DEBT

The Company’s debt is as follows:

	March 31, 2023	December 31, 2022
Short-term debt:
Insurance premium financing	$1,119	$2,211
Current portion of term loan	10,000	10,000
	$11,119	$12,211
Long-term debt:
Revolver	—	—
Term loan	136,064	138,564
Other	523	512
	$136,587	$139,076
Unamortized debt discount and debt issuance costs	(1,489)	(1,600)
Total long-term debt, net	$135,098	$137,476

The following summarizes the aggregate principal payments of our long-term debt, excluding debt discount and debt issuance costs, for the remaining nine months of 2023, the next four years and thereafter:

Remainder of 2023	$7,500
2024	10,131
2025	10,131
2026	118,695
2027	130
Total principal payments	$146,587

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

2021 Credit Facility

On August 20, 2021 (the “Closing Date”), the Company refinanced its existing credit facilities and entered into a new credit agreement whereby Safariland, LLC, as borrower (the “Borrower”), the Company and certain domestic subsidiaries of the Borrower, as guarantors (the “Guarantors”), closed on and received funding under a credit agreement (initially entered into on July 23, 2021), pursuant to a First Amendment to Credit Agreement (collectively, the “2021 Credit Agreement”) with PNC Bank, National Association (“PNC”), as administrative agent, and the several lenders from time to time party thereto (together with PNC, the “Lenders”) pursuant to which the Borrower (i) borrowed $200,000 under a term loan (the “Term Loan”), and (ii) may borrow up to $100,000 under a revolving credit facility (including up to $15,000 for letters of credit and up to $10,000 for swing line loans) (the “Revolving Loan”). Each of the Term Loan and the Revolving Loan mature on July 23, 2026. Commencing December 31, 2021, the Term Loan requires scheduled quarterly payments in amounts equal to 1.25% per quarter of the original aggregate principal amount of the Term Loan, with the balance due at maturity. The 2021 Credit Agreement is guaranteed, jointly and severally, by the Guarantors and, subject to certain exceptions, secured by a first-priority security interest in substantially all of the assets of the Borrower and the Guarantors pursuant to a Security and Pledge Agreement and a Guaranty and Suretyship Agreement, each dated as of the Closing Date.

There were no amounts outstanding under the Revolving Loan as of March 31, 2023 and December 31, 2022. As of March 31, 2023, there were $2,724 in outstanding letters of credit and $97,276 of availability.

The Borrower may elect to have the Revolving Loan and Term Loan under the 2021 Credit Agreement bear interest at a base rate or LIBOR, in each case, plus an applicable margin. The applicable margin for these borrowings ranges from 0.50% to 1.50% per annum, in the case of base rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings, in each case based upon the level of the Company’s consolidated total net leverage ratio. The 2021 Credit Agreement also requires the Borrower to pay a commitment fee on the unused portion of the loan commitments. Such commitment fee ranges between 0.175% and 0.25% per annum, and is also based upon the level of the Company’s consolidated total net leverage ratio. The 2021 Credit Agreement also contains customary representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, dividends, and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens on the assets of the Borrowers or any Guarantor, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions, dispositions, and mandatory prepayments in connection with certain liquidity events. The 2021 Credit Agreement contains certain restrictive debt covenants, which require us to: (i) maintain a minimum fixed charge coverage ratio of 1.25 to 1.00, starting with the quarter ended December 31, 2021, which is to be determined for each quarter end on a trailing four quarter basis and (ii) maintain a quarterly maximum consolidated total net leverage ratio of 3.75 to 1.00 from the quarter ended December 31, 2022 until the quarter ended March 31, 2023, and thereafter 3.50 to 1.00, which is in each case to be determined on a trailing four quarter basis; provided that under certain circumstances and subject to certain limitations, in the event of a material acquisition, we may temporarily increase the consolidated total net leverage ratio by up to 0.50 to 1.00 for four fiscal quarters following such acquisition. The 2021 Credit Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the 2021 Credit Agreement may be accelerated and the Lenders could foreclose on their security interests in the assets of the Borrowers and the Guarantors.

Canadian Credit Facility

On October 14, 2021, Med-Eng Holdings ULC and Pacific Safety Products Inc., the Company’s Canadian subsidiaries, as borrowers (the “Canadian Borrowers”), and Safariland, LLC, as guarantor (the “Canadian Guarantor”), closed on a line of credit pursuant to a Loan Agreement (the “Canadian Loan Agreement”) and a Revolving Line of Credit Note (the “Note”) with PNC Bank Canada Branch (“PNC Canada”), as lender pursuant to which the Canadian Borrowers may borrow up to CDN$10,000 under a revolving line of credit (including up to $3,000 for letters of credit) (the “Revolving Canadian Loan”). The Revolving Canadian Loan matures on July 23, 2026.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The Canadian Loan Agreement is guaranteed by the Canadian Guarantor pursuant to a Guaranty and Suretyship Agreement (the “Canadian Guaranty Agreement”).

The Canadian Borrowers may elect to have borrowings either in United States dollars or Canadian dollars under the Canadian Loan Agreement, which will bear interest at a base rate or LIBOR, in each case, plus an applicable margin, in the case of borrowings in United States dollars, or at a Canadian Prime Rate (as announced from time to time by PNC Canada) or a Canadian deposit offered rate (“CDOR”) as determined from time to time by PNC Canada in accordance with the Canadian Loan Agreement. The applicable margin for these borrowings range from 0.50% to 1.50% per annum, in the case of base rate borrowings and Canadian Prime Rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings and CDOR borrowings. The Canadian Loan Agreement also requires the Canadian Borrowers to pay (i) an unused line fee on the unused portion of the loan commitments in an amount ranging between 0.175% and 0.25% per annum, based upon the level of the Company’s consolidated total net leverage ratio, and (ii) an upfront fee equal to 0.25% of the principal amount of the Note.

There were no amounts outstanding under the Revolving Canadian Loan as of March 31, 2023 and December 31, 2022.

The Canadian Loan Agreement also contains customary representations and warranties, and affirmative and negative covenants, including, among others, limitations on additional indebtedness, entry into new lines of business, entry into guarantee agreements, making of any loans or advances to, or investments in, any other person, restrictions on liens on the assets of the Canadian Borrowers and mergers, transfers of assets and acquisitions. The Canadian Loan Agreement and Note also contain customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions.

Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the Canadian Loan Agreement may be accelerated.

Interest Rate Swaps

In September 2021, we entered into an interest rate swap agreement to hedge forecasted monthly interest rate payments on our floating rate debt. As of March 31, 2023, we had the following interest rate swap agreement (the “Swap Agreement”):

Effective date	Notional amount	Fixed rate
September 30, 2021 through July 23, 2026	$100,000	0.875%

Under the terms of the Swap Agreement, we receive payments based on the 1-month LIBOR (approximately 4.85% as of March 31, 2023).

During the three months ended March 31, 2023, there were no interest rate swap agreements that expired.

We designated this Swap Agreement as a cash flow hedge. A portion of the amount included in accumulated other comprehensive income is reclassified into interest expense, net as a yield adjustment as interest is either paid or received on the hedged debt. The fair value of our Swap Agreement is based upon Level 2 inputs. We have considered our own credit risk and the credit risk of the counterparties when determining the fair value of our Swap Agreement.

It is our policy to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. We believe our interest rate swap counterparty will be able to fulfill their obligations under our agreement, and we believe we will have debt outstanding through the expiration date of the swap such that the occurrence of future cash flow hedges remains probable.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The estimated fair value of our Swap Agreement in the consolidated balance sheets was as follows:

Balance sheet accounts	March 31, 2023	December 31, 2022
Other current assets	$3,429	$3,619
Other assets	$4,126	$5,366

A cumulative gain, net of tax, of $5,666 and $6,739 as of March 31, 2023 and December 31, 2022, respectively, is recorded in accumulated other comprehensive income.

For the three months ended March 31, 2023 and 2022, a $426 loss, net of tax, and a $3,077 gain, net of tax, respectively, was recognized in other comprehensive (loss) income. There was $647 and $131 reclassified from accumulated other comprehensive income into earnings for the three months ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, approximately $3,451 is expected to be reclassified from accumulated other comprehensive income into interest expense over the next 12 months.

7.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In September 2021, Safariland, LLC, a wholly-owned subsidiary of the Company, received a jury verdict awarding $7,500 to a plaintiff relating to a personal injury case wherein the plaintiff alleged various product liability claims against Safariland, LLC. The plaintiff in the proceeding, Mr. David Hakim, instituted the proceeding on July 24, 2015, through the filing of a complaint with the United States District Court, Northern District of Illinois, Eastern Division. In the proceeding, the plaintiff, a SWAT officer with the DuPage County Sheriff’s Office (“DCSO”), alleged that he suffered injuries during a training exercise conducted by DCSO in which a Defense Technology Shotgun Breaching TKO round was deployed and passed through a door and lower-floor ceiling causing a fragment to strike plaintiff’s back resulting in injury. Prior to the jury rendering its verdict, the court deferred ruling on Safariland, LLC’s Motion for Judgment as a Matter of Law (“JMOL”). On November 8, 2021, Safariland, LLC filed its post-trial motions, including a supplemental JMOL, motion for new trial and remittitur. On April 18, 2022, the court denied Safariland, LLC’s JMOL, motion for new trial and remittitur and, accordingly, entered a judgment in favor of plaintiff, David Hakim, as to the Third Claim. In response, Safariland, LLC timely filed its notice of appeal with the United States Court of Appeals for the Seventh Circuit.  Safariland and Plaintiff have filed their appeal briefs, and oral arguments were held on October 25, 2022. A decision from the Seventh Circuit Court of Appeals remains pending. While any litigation contains an element of uncertainty, the Company believes it is reasonably possible, not probable, that the Company could incur losses related to this case, however, any losses would be indemnified by our insurance carrier under applicable policies.

The Company is also involved in various legal disputes and other legal proceedings and claims that arise from time to time in the ordinary course of business. The Company vigorously defends itself against all lawsuits and evaluates the amount of reasonably possible losses that the Company could incur as a result of these matters. While any litigation contains an element of uncertainty, the Company believes that the reasonably possible losses that the Company could incur in excess of insurance coverage would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Insurance

The Company has various insurance policies, including product liability insurance, covering risks and in amounts it considers adequate. There can be no assurance that the insurance coverage maintained by the Company is sufficient or will be available in adequate amounts or at a reasonable cost.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

International

As an international company, we are, from time to time, the subject of investigations relation to the Company’s international operations, including under U.S. export control laws (such as ITAR), the FCPA and other similar U.S. and international laws. To the best of the Company’s knowledge, there are not any potential or pending investigations at this time.

8.    INCOME TAXES

The Company and its subsidiaries file income tax returns in the U.S. federal, various state and local, and certain foreign jurisdictions. As of March 31, 2023, the Company’s tax years subsequent to 2016 are subject to examination by tax authorities with few exceptions. The 2018 and 2019 tax returns of a separate Canadian subsidiary of the Company are currently under examination by the Canadian Revenue Agency.

The Company’s effective tax rate for the three months ended March 31, 2023 and 2022 was 29.6% and 37.2%, respectively, and was higher than the statutory rate due to state taxes and executive compensation, partially offset by research and development tax credits.

9.     COMPENSATION PLANS

Long-Term Incentive Plan

In March 2021, the Company initiated a cash-based long-term incentive plan. Each award granted under the plan shall be eligible to vest in three equal annual installments over a period of three consecutive one-year performance periods, with each installment of the award vesting on the last day of the applicable performance period, subject to the achievement of the performance metrics established by the board of directors for the applicable annual performance period. Compensation expense related to this plan $144 and $384 for the three months ended March 31, 2023 and 2022, respectively, and is included in selling, general and administrative in the Company’s consolidated statements of operations and comprehensive income (loss).

On March 9, 2022, the Company’s board of directors approved the common stock settlement of vested awards of the long-term incentive plan. The board of directors also approved the future settlement of unvested awards in common stock. Modification accounting was not applied as this change did not affect the fair value of the awards, vesting conditions, or the liability classification of the awards.

Executive Compensation Plan

The Company maintains a cash-based executive compensation plan for certain employees. The Company’s board of directors awarded 1,433,500 interests in the plan (“units”). Each unit represents an unfunded and unsecured right, subject to certain conditions as set forth by the plan. One-third of the units granted to any holder vest on each of the first, second, and third anniversaries of March 18, 2021 during the term of such holder’s employment with the Company. Payment of a holder’s vested balance is dependent upon a transaction or series of related transactions constituting a qualifying exit event, as defined by the executive compensation plan. The plan will expire on March 18, 2025, at which time the plan and all awarded units will be terminated for no consideration if a qualifying exit event has not occurred before that date. If a qualifying exit event becomes probable, the fair value of the units would be the closing stock price of the Company on the day the qualifying exit event becomes probable and compensation expense would be recognized at that time.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

On March 9, 2022, the Company’s board of directors modified the performance condition, specifically the definition of a qualifying exit event, in the cash-based executive compensation plan. In addition, the board of directors approved the settlement of the majority of vested and unvested units in common stock rather than cash, which resulted in a change in classification of those outstanding units from liability to equity. As a result, modification of the units occurred on March 9, 2022 with a grant date fair value of $23.45, the closing stock price of the Company on the date of modification. There were 632,500 units that vested on March 18, 2022 and 801,000 units that vest in equal amounts on the second and third anniversaries of the plan. The Company recognized compensation expense of $22,100 in selling, general and administrative in the Company’s consolidated statements of operations and comprehensive income (loss) on the modification date. Unrecognized compensation expense related to the unvested units was $11,516 as of the modification date.

10.     LEASES

The Company leases certain manufacturing and office space, retail locations, and equipment. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company has elected not to recognize a lease liability or right-of-use (“ROU”) asset for short-term leases (leases with a term of twelve months or less). The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is the rate for collateralized borrowings based on the current economic environment, credit history, credit rating, value of leases, currency in which the lease obligation is satisfied, rate sensitivity, lease term and materiality. Our operating leases have remaining contractual terms of up to five years, some of which include options to extend the leases for up to five years.

The amount of assets and liabilities related to our operating leases were as follows:

	Balance sheet accounts	March 31, 2023
Assets:
Operating lease assets	Operating lease assets	$7,691

Liabilities:
Current:
Operating lease liabilities	Accrued liabilities	$3,724
Long-term:
Operating lease liabilities	Long-term operating lease liabilities	4,204
Total lease liabilities		$7,928

The components of lease expense are recorded to cost of sales and selling, general and administration expenses in the consolidated statements of comprehensive income. The components of lease expense were as follows:

March 31, 2023
Fixed operating lease costs(1)	$1,033
Variable operating lease costs	366
Total	$1,399

(1) Includes short-term leases, which are immaterial.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The weighted average remaining lease term and weighted average discount rate is as follows:

March 31, 2023
Weighted average remaining lease term (years):
Operating leases	2.44

Weighted average discount rate:
Operating leases	2.99%

The approximate future minimum lease payments under operating leases as of March 31, 2023 are as follows:

Remainder of 2023	$3,139
2024	2,945
2025	1,564
2026	517
2027	77
Thereafter	—
Total future lease payments	8,242
Less: Amount representing interest	(314)
Present value of lease liabilities	$7,928

Supplemental cash flow information related to leases is as follows:

March 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows - operating leases	$1,049

Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$—

11.     RELATED PARTY TRANSACTIONS

The Company leases 4 distribution warehouses and retail stores from certain employees. The Company recorded rent expense related to these leases of $148 and $122 for the three months ended March 31, 2023 and 2022, respectively. Rent expense related to these leases is included in related party expense in the Company’s consolidated statements of operations and comprehensive income (loss).

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

12.     SEGMENT DATA

Our operations are comprised of two reportable segments: Product and Distribution. Segment information is consistent with how the chief operating decision maker (“CODM”), our chief executive officer, reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM is not provided asset information or operating expenses by segment.

	Three months ended March 31, 2023
			Reconciling
	Product	Distribution	Items(1)	Total
Net sales	$93,194	$24,660	$(6,106)	$111,748
Cost of goods sold	52,608	$18,697	$(6,175)	65,130
Gross profit	$40,586	$5,963	$69	$46,618

	Three months ended March 31, 2022
			Reconciling
	Product	Distribution	Items(1)	Total
Net sales	$85,386	$24,096	$(5,076)	$104,406
Cost of goods sold	51,120	18,172	(5,075)	64,217
Gross profit	$34,266	$5,924	$(1)	$40,189

(1) Reconciling items consist primarily of intercompany eliminations and items not directly attributable to operating segments.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Cadre Holdings, Inc. (D/B/A The Safariland Group) (“Cadre,” “the Company” “we,” “us” and “our”) should be read in conjunction with our unaudited consolidated financial statements and the related notes appearing elsewhere in this Quarterly Report and with our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Cadre’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward- looking statements include, but are not limited to, those discussed in Part I, Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Quarterly Report on Form 10-Q.

Our Business

Cadre is a global leader in the manufacturing and distribution of safety and survivability equipment for first responders. Our equipment provides critical protection to allow its users to safely and securely perform their duties and protect those around them in hazardous or life-threatening situations. Through our dedication to superior quality, we establish a direct covenant with end users that our products will perform and keep them safe when they are most needed. We sell a wide range of products including body armor, explosive ordnance disposal equipment and duty gear through both direct and indirect channels. In addition, through our owned distribution, we serve as a one-stop shop for first responders providing equipment we manufacture as well as third-party products including uniforms, optics, boots, firearms and ammunition. The majority of our diversified product offering is governed by rigorous safety standards and regulations. Demand for our products is driven by technological advancement as well as recurring modernization and replacement cycles for the equipment to maintain its efficiency, effective performance and regulatory compliance.

We service the ever-changing needs of our end users by investing in research and development for new product innovation and technical advancements that continually raise the standards for safety and survivability equipment in the first responder market. Our target end user base includes domestic and international first responders such as state and local law enforcement, fire and rescue, explosive ordnance disposal technicians, emergency medical technicians, fishing and wildlife enforcement and departments of corrections, as well as federal agencies including the U.S. Department of State, U.S. Department of Defense, U.S. Department of Interior, U.S. Department of Justice, U.S. Department of Homeland Security, U.S. Department of Corrections and numerous foreign government agencies in over 100 countries.

In January 2022, the Company acquired Radar Leather Division S.r.l. (“Radar”) for $19.4 million, net of cash acquired. We recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values.

In May 2022, the Company acquired Cyalume Technologies, Inc, CT SAS Holdings, Inc. and Cyalume Technologies SAS (collectively “Cyalume”) for $36.2 million, net of cash acquired. We recorded a preliminary allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. These estimates are preliminary and subject to adjustments as we complete our valuation process.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

The following table sets forth a summary of our financial highlights for the periods indicated:

	Three months ended March 31,
(in thousands)	2023	2022
Net sales	$111,748	$104,406
Net income (loss)	$7,002	$(10,165)
Adjusted EBITDA(1)	$18,592	$14,219

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Measures” below for our definition of, and additional information about, Adjusted EBITDA, and for a reconciliation to net income (loss), the most directly comparable U.S. GAAP financial measure.

Net sales increased by $7.3 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily as a result of recent acquisitions, armor and holster volume, and agency demand for hard goods, partially offset by a decrease from several large contractual explosive ordinance disposal orders fulfilled in the prior year.

Net income increased by $17.2 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily as a result of an increase in net sales and a decrease in stock compensation expense.

KEY PERFORMANCE METRICS

Orders backlog

We monitor our orders backlog, which we believe is a forward-looking indicator of potential sales. Our orders backlog for products includes all orders that have been received and are believed to be firm. Due to municipal government procurement rules, in certain cases orders included in backlog are subject to budget appropriation or other contract cancellation clauses. Consequently, our orders backlog may differ from actual future sales. Orders backlog can be helpful to investors in evaluating the performance of our business and identifying trends over time.

The following table presents our orders backlog as of the periods indicated:

(in thousands)	March 31, 2023	December 31, 2022
Orders backlog	$136,954	$117,873

Orders comprising backlog as of a given balance sheet date are typically invoiced in subsequent periods. The majority of our products are generally processed and shipped within one to three weeks of an order being placed, though the fulfillment time for certain products, for example, explosive ordnance disposal equipment, may take three months or longer. Our orders backlog could experience volatility between periods, including as a result of customer order volumes and the speed of our order fulfilment, which in turn may be impacted by the nature of products ordered, the amount of inventory on hand and the necessary manufacturing lead time.

Orders backlog increased by $19.1 million as of March 31, 2023 compared to December 31, 2022, primarily due to increases of $6.1 million from large international orders for bomb suits, $5.6 million from large international orders for crowd control products, $2.9 million from higher demand for armor products, $1.8 million from large government orders for structural armor and $1.3 million driven by timing of large international holster orders.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

RESULTS OF OPERATIONS

In order to reflect the way our chief operating decision maker reviews and assesses the performance of the business, Cadre has determined that it has two reportable segments — the Product segment and the Distribution segment. Segment information is consistent with how the chief operating decision maker, our chief executive officer, reviews the business, makes investing and resource allocation decisions and assesses operating performance.

The following table presents data from our results of operations for the three months ended March 31, 2023 and 2022 (in thousands unless otherwise noted):

	Three months ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)	% Chg
Net sales	$111,748	$104,406	7.0
Cost of goods sold	65,130	64,217	1.4
Gross profit	46,618	40,189	16.0

Operating expenses
Selling, general and administrative	35,250	53,950	(34.7)
Restructuring and transaction costs	—	599	(100.0)
Related party expense	148	122	21.3
Total operating expenses	35,398	54,671	(35.3)
Operating income (loss)	11,220	(14,482)	(177.5)

Other expense
Interest expense	(1,641)	(1,490)	10.1
Other expense, net	364	(205)	(277.6)
Total other expense, net	(1,277)	(1,695)	(24.7)

Income (loss) before provision for income taxes	9,943	(16,177)	(161.5)
(Provision) benefit for income taxes	(2,941)	6,012	(148.9)

Net income (loss)	$7,002	$(10,165)	(168.9)

The following table presents segment data for the three months ended March 31, 2023 and 2022 (in thousands):

	Three months ended March 31, 2023
			Reconciling
	Product	Distribution	Items(1)	Total
Net sales	$93,194	$24,660	$(6,106)	$111,748
Cost of goods sold	52,608	$18,697	$(6,175)	65,130
Gross profit	$40,586	$5,963	$69	$46,618

	Three months ended March 31, 2022
			Reconciling
	Product	Distribution	Items(1)	Total
Net sales	$85,386	$24,096	$(5,076)	$104,406
Cost of goods sold	51,120	18,172	(5,075)	64,217
Gross profit	$34,266	$5,924	$(1)	$40,189

(1) Reconciling items consist primarily of intercompany eliminations and items not directly attributable to operating segments

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

Comparison of Three Months Ended March 31, 2023 to Three Months Ended March 31, 2022

Net sales. Product segment net sales increased by $7.8 million, or 9.1%, from $85.4 million to $93.2 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to increases of $6.0 million from recent acquisitions, $2.4 million from higher demand for armor products, $1.9 million from higher demand for duty gear holsters partially offset by a reduction of $3.6 million from large international contractual orders for explosive ordnance disposal products. Distribution segment net sales increased by $0.6 million, or 2.3%, from $24.1 million to $24.7 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to agency demand for hard goods. Reconciling items consisting primarily of intercompany eliminations were $6.1 million and $5.1 million for the three months ended March 31, 2023 and 2022, respectively.

Cost of goods sold and gross profit. Product segment cost of goods sold increased by $1.5, or 2.9%, from $51.1 to $52.6 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to increased volume and increasing costs to manufacture product (principally material and labor). Product segment gross profit as a percentage of net sales increased by 342 basis points to 43.6% for the three months ended March 31, 2023 from 40.1% for the three months ended March 31, 2022, mainly driven by favorable pricing and productivity net of inflation. Distribution segment cost of goods sold increased by $0.5 million, or 2.9%, from $18.2 million to $18.7 million for the three months ended March 31, 2023 as compared to the same period in 2022, primarily due to increased volume and costs to acquire products. Distribution segment gross profit as a percentage of net sales decreased by 40 basis points to 24.2% for the three months ended March 31, 2023 from 24.6% for the three months ended March 31, 2022, mainly driven by unfavorable channel mix with more volume going to agencies versus retail and ecommerce. Reconciling items consisting primarily of intercompany eliminations were $6.2 million and $5.1 million for the three months ended March 31, 2023 and 2022, respectively.

Selling, general and administrative. Selling, general and administrative decreased by $18.7 million, or 34.7%, for the three months ended March 31, 2023 as compared to the same period in 2022, primarily due to a $21.0 million decrease in stock-based compensation expense, slightly offset by recent acquisitions and an increase in employee compensation and related benefits.

Restructuring and transaction costs. Restructuring and transaction costs decreased by $0.6 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 primarily due to costs incurred in 2022 associated with acquisitions.

Related party expense.  Related party expense, which consists of rent expense related to distribution warehouses and retail stores that we lease from related parties, was consistent period over period.

Interest expense. Interest expense increased by $0.2 million, or 10.1%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, due to increases in LIBOR.

Other expense, net. Other expense, net decreased by $0.6 million for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily due to gains on foreign currency transactions.

(Provision) benefit for income taxes. Income tax provision was $2.9 million for the three months ended March 31, 2023 compared to a tax benefit of $6.0 million for the three months ended March 31, 2022. The effective tax rate was 29.6% and 37.2% for the three months ended March 31, 2023 and 2022, respectively, and was higher than the statutory rate due to state taxes and executive compensation, partially offset by research and development tax credits.

NON-GAAP MEASURES

This Quarterly Report on Form 10-Q includes EBITDA and Adjusted EBITDA, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as net income before depreciation and amortization expense, interest expense and provision (benefit) for income tax. Adjusted EBITDA represents EBITDA that excludes

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

restructuring and transaction costs, other expense, net, stock-based compensation expense, stock-based compensation payroll tax expense, long-term incentive plan (“LTIP”) bonus and amortization of inventory step-up as these items do not represent our core operating performance.

EBITDA and Adjusted EBITDA are performance measures that we believe are useful to investors and analysts because they illustrate the underlying financial and business trends relating to our core, recurring results of operations and enhance comparability between periods. Adjusted EBITDA is considered by our board of directors and management as an important factor in determining performance-based compensation.

EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP and are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly-titled measures of performance of other companies. Investors should exercise caution in comparing our non-GAAP measures to any similarly titled measures used by other companies. These non-GAAP financial measures exclude certain items required by U.S. GAAP and should not be considered as alternatives to information reported in accordance with U.S. GAAP.

The table below presents our EBITDA and Adjusted EBITDA reconciled to the most comparable GAAP financial measures for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2023	2022
Net income (loss)	$7,002	$(10,165)
Add back:
Depreciation and amortization	4,261	3,544
Interest expense	1,641	1,490
Provision (benefit) for income taxes	2,941	(6,012)
EBITDA	$15,845	$(11,143)
Add back:
Restructuring and transaction costs(1)	—	599
Other expense, net(2)	(364)	205
Stock-based compensation expense(3)	2,747	23,723
Stock-based compensation payroll tax expense(4)	220	298
LTIP bonus(5)	144	384
Amortization of inventory step-up(6)	—	153
Adjusted EBITDA	$18,592	$14,219

(1)	Reflects the “Restructuring and transaction costs” line item on our consolidated statement of operations, which primarily includes transaction costs composed of legal and consulting fees associated with our recent acquisitions.
(2)	Reflects the “Other expense, net” line item on our consolidated statement of operations and primarily includes gains and losses on foreign currency transactions.
(3)	Reflects compensation expense related to equity and liability classified stock-based compensation plans.
(4)	Reflects payroll taxes associated with vested stock-based compensation awards.
(5)	Reflects the cost of a cash-based long-term incentive plan awarded to employees that vests over three years.
(6)	Reflects amortization expense related to the step-up inventory adjustment recorded as a result of our recent acquisitions.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

Adjusted EBITDA increased by $4.4 million for the three months ended March 31, 2023 as compared to 2022, primarily due to the increase in net sales, partially offset by increases in selling, general, and administrative expense from recent acquisitions and employee compensation and related benefits.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to our ability to generate sufficient cash flows to meet the cash requirements of our business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments. Our principal sources of liquidity have been cash provided by operating activities, cash on hand and amounts available under our revolving loans.

For the three months ended March 31, 2023, net cash provided from operating activities totaled $12.7 million and as of March 31, 2023, cash and cash equivalents totaled $48.3 million. We believe that our cash flows from operations and cash on hand, and available borrowing capacity under our existing credit facilities (as described below) will be adequate to meet our liquidity requirements for at least the 12 months following the date of this Quarterly Report on Form 10-Q. Our future capital requirements will depend on several factors, including future acquisitions and investments in our manufacturing facilities and equipment. We could be required, or could elect, to seek additional funding through public or private equity or debt financings; however, additional funds may not be available on terms acceptable to us, if at all.

Debt

As of March 31, 2023 and December 31, 2022, we had $146.2 million and $149.7 million in outstanding debt, net of debt discounts and debt issuance costs, respectively, primarily related to the term loan facilities.

2021 Credit Agreement

On August 20, 2021 (the “Closing Date”), the Company refinanced its existing credit facilities and entered into a new credit agreement whereby Safariland, LLC, as borrower (the “Borrower”), the Company and certain domestic subsidiaries of the Borrower, as guarantors (the “Guarantors”), closed on and received funding under a credit agreement (initially entered into on July 23, 2021), pursuant to a First Amendment to Credit Agreement (collectively, the “2021 Credit Agreement”) with PNC Bank, National Association (“PNC”), as administrative agent, and the several lenders from time to time party thereto (together with PNC, the “Lenders”) pursuant to which the Borrower (i) borrowed $200.0 million under a term loan (the “Term Loan”), and (ii) may borrow up to $100.0 million under a revolving credit facility (including up to $15.0 million for letters of credit and up to $10.0 million for swing line loans) (the “Revolving Loan”). Each of the Term Loan and the Revolving Loan mature on July 23, 2026. Commencing December 31, 2021, the New Term Loan requires scheduled quarterly payments in amounts equal to 1.25% per quarter of the original aggregate principal amount of the Term Loan, with the balance due at maturity. The 2021 Credit Agreement is guaranteed, jointly and severally, by the Guarantors and, subject to certain exceptions, secured by a first-priority security interest in substantially all of the assets of the Borrower and the Guarantors pursuant to a Security and Pledge Agreement and a Guaranty and Suretyship Agreement, each dated as of the Closing Date.

There were no amounts outstanding under the Revolving Loan as of March 31, 2023 and December 31, 2022. As of March 31, 2023, there were $2.7 million in outstanding letters of credit and $97.3 million of availability.

The Borrower may elect to have the Revolving Loan and Term Loan under the 2021 Credit Agreement bear interest at a base rate or LIBOR, in each case, plus an applicable margin. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings, in each case based upon the level of the Company’s consolidated total net leverage ratio. The 2021 Credit Agreement also requires the Borrower to pay a commitment fee on the unused portion of the loan commitments. Such commitment fee will range between 0.175% and 0.25% per annum, and is also based upon the level of the Company’s consolidated total net leverage ratio.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

The 2021 Credit Agreement also contains customary representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, dividends, and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens on the assets of the Borrowers or any Guarantor, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions, dispositions, and mandatory prepayments in connection with certain liquidity events. The 2021 Credit Agreement contains certain restrictive debt covenants, which require us to: (i) maintain a minimum fixed charge coverage ratio of 1.25 to 1.00, starting with the quarter ended December 31, 2021, which is to be determined for each quarter end on a trailing four quarter basis and (ii) maintain a quarterly maximum consolidated total net leverage ratio of 3.75 to 1.00 from the quarter ended December 31, 2021 until the quarter ended September 30, 2022, and thereafter 3.50 to 1.00, which is in each case to be determined on a trailing four quarter basis; provided that under certain circumstances and subject to certain limitations, in the event of a material acquisition, we may temporarily increase the consolidated total net leverage ratio by up to 0.50 to 1.00 for four fiscal quarters following such acquisition. The 2021 Credit Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the 2021 Credit Agreement may be accelerated and the Lenders could foreclose on their security interests in the assets of the Borrowers and the Guarantors. As of May 5, 2023, there were no amounts outstanding under the Revolving Loan.

The foregoing description of the 2021 Credit Agreement does not purport to be complete and is qualified in its entirety by reference to exhibits 10.15, 10.16 and 10.17 to our Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.

Canadian Credit Facility

On October 14, 2021, Med-Eng Holdings ULC and Pacific Safety Products Inc., the Company’s Canadian subsidiaries, as borrowers (the “Canadian Borrowers”), and Safariland, LLC, as guarantor (the “Canadian Guarantor”), closed on a line of credit pursuant to a Loan Agreement (the “Canadian Loan Agreement”) and a Revolving Line of Credit Note (the “Note”) with PNC Bank Canada Branch (“PNC Canada”), as lender pursuant to which the Canadian Borrowers may borrow up to CDN$10.0 million under a revolving line of credit (including up to $3.0 million for letters of credit) (the “Revolving Canadian Loan”). The Revolving Canadian Loan matures on July 23, 2026. The Canadian Loan Agreement is guaranteed by the Canadian Guarantor pursuant to a Guaranty and Suretyship Agreement.

The Canadian Borrowers may elect to have borrowings either in United States dollars or Canadian dollars under the Canadian Loan Agreement, which will bear interest at a base rate or LIBOR, in each case, plus an applicable margin, in the case of borrowings in United States dollars, or at a Canadian Prime Rate (as announced from time to time by PNC Canada) or a Canadian deposit offered rate (“CDOR”) as determined from time to time by PNC Canada in accordance with the Canadian Loan Agreement. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings and Canadian Prime Rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings and CDOR borrowings. The Canadian Loan Agreement also requires the Canadian Borrowers to pay (i) an unused line fee on the unused portion of the loan commitments in an amount ranging between 0.175% and 0.25% per annum, based upon the level of the Company’s consolidated total net leverage ratio, and (ii) an upfront fee equal to 0.25% of the principal amount of the Note.

There were no amounts outstanding under the Revolving Canadian Loan as of March 31, 2023.

The Canadian Loan Agreement also contains customary representations and warranties, and affirmative and negative covenants, including, among others, limitations on additional indebtedness, entry into new lines of business, entry into guarantee agreements, making of any loans or advances to, or investments in, any other person, restrictions on liens on the assets of the Canadian Borrowers and mergers, transfers of assets and acquisitions. The Canadian Loan Agreement and Note also contain customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the Canadian Loan Agreement may be accelerated. As of May 5, 2023, there were no amounts outstanding under the Revolving Canadian Loan.

The foregoing description of the Canadian Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Canadian Loan Agreement, which is Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.

Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2023	2022
Net cash provided by operating activities	$12,722	$8,916
Net cash used in investing activities	(580)	(20,737)
Net cash used in financing activities	(9,303)	(12,957)
Effects of foreign exchange rates on cash and cash equivalents	169	798
Change in cash and cash equivalents	3,008	(23,980)
Cash and cash equivalents, beginning of period	45,286	33,857
Cash and cash equivalents, end of period	$48,294	$9,877

Net cash provided by operating activities

During the three months ended March 31, 2023, net cash provided by operating activities of $12.7 million resulted primarily from net income of $7.0 million, a $2.7 million add back to net income for stock-based compensation, a $4.3 million add back to net income for depreciation and amortization and changes in operating assets and liabilities of $1.2 million. Changes in operating assets and liabilities were primarily driven by a decrease in accounts receivable of $9.1 million, an increase in inventories of $5.8 million and a decrease in accounts payable and other liabilities of $3.9 million.

During the three months ended March 31, 2022, net cash provided by operating activities of $8.9 million resulted primarily from a net loss of $10.2 million, a $23.6 million add back to net loss for stock-based compensation, a $7.0 million increase to net loss for deferred income taxes and a $1.5 million increase to net loss from changes in operating assets and liabilities. Changes in operating assets and liabilities were primarily driven by increases in accounts receivable and inventories of $1.7 million and $3.0 million, respectively, offset by a decrease in prepaid expenses and other assets of $3.2 million.

Net cash used in investing activities

During the three months ended March 31, 2023, we used $0.6 million of cash in investing activities, primarily consisting of $0.8 million for purchases of property and equipment.

During the three months ended March 31, 2022, we used $20.7 million of cash in investing activities, consisting of $19.7 million for the acquisition of Radar and $1.0 million for purchases of property and equipment.

Net cash used in financing activities

During the three months ended March 31, 2023, we used $9.3 million of cash in financing activities, primarily consisting of principal payments on term loans of $2.5 million, taxes paid in connection with employee stock transactions of $2.7 million and dividends distributed of $3.0 million.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

During the three months ended March 31, 2022, we used $13.0 million of cash in financing activities, primarily consisting of principal payments on term loans of $2.5 million, taxes paid in connection with employee stock transactions of $6.2 million and dividends distributed of $2.8 million.

Contractual Obligations

Our long-term contractual obligations generally include our debt and related interest payments and operating and finance lease payments for our property and equipment, and are expected to be funded from cash-on-hand, cash from operations and availability under our existing credit facilities. There were no significant changes to our contractual obligations from those disclosed in the Annual Report on Form 10-K for the year ended December 31, 2022.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires us to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and when the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. While our significant accounting policies are described in more detail in notes in our consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

There have been no significant changes to our critical accounting policies as described in our Annual Report on Form 10-K for the year ended December 31, 2022.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in notes to our audited consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial condition or results of operations due to adverse changes in financial market prices and rates. These risks are not significant to our results of operations, but they may be in the future. We do not hold or issue financial instruments for speculative or trading purposes. There have not been material changes in market risk exposures as of March 31, 2023.

Interest rate risk

Changes in interest rates affect the amount of interest expense we are required to pay on borrowings under floating rate debt. As of March 31, 2023, we had $146.1 million in outstanding floating rate debt, based mainly on LIBOR.

As of March 31, 2023, the applicable interest rate of the 2021 Credit Agreement bears interest at an applicable rate of LIBOR plus 1.75%.

In September 2021, we entered into an interest rate swap agreement for the notional amount of $100 million to hedge a portion of our forecasted monthly interest rate payments on our floating rate debt. We performed a sensitivity analysis on the principal amount of debt as of March 31, 2023, as well as the effect of our interest rate swap. Further, in this sensitivity analysis, the change in interest rates is assumed to be applicable for an entire year. A change of 100 basis points in the applicable interest rate would cause a change in interest expense of $1.5 million on an annual basis, or $0.5 million including the effect of our current interest rate swaps, as the 1-month LIBOR was 4.85% as of March 31, 2023.

As of March 31, 2023, we had the following interest rate swap agreement (the “Swap Agreement”):

Effective date	Notional amount	Fixed rate
September 30, 2021 through July 23, 2026	$100,000	0.875%

Under the terms of the Swap Agreement, we receive payments based on the 1-month LIBOR (approximately 4.85% as of March 31, 2023).

During the three months ended March 31, 2023, there were no interest rate swap agreements that expired.

We entered into the Swap Agreement to convert a portion of the interest rate exposure on our floating rate debt from variable to fixed. We designated this Swap Agreement as a cash flow hedge. A portion of the amount included in accumulated other comprehensive income is reclassified into interest expense, net as a yield adjustment as interest is either paid or received on the hedged debt. The fair value of our Swap Agreement is based upon Level 2 inputs. We have considered our own credit risk and the credit risk of the counterparties when determining the fair value of our Swap Agreement.

Foreign currency exchange rate risk

Our operations are geographically diverse and we are exposed to foreign currency exchange risk primarily for the Canadian dollar and Mexican peso, related to our transactions and our subsidiaries’ balances that are denominated in currencies other than the U.S. dollar, our functional currency. We do not currently hedge our foreign currency transaction or translation exposure, though we have done so in the past and may do so in the future. Significant currency fluctuations could impact the comparability of our results of operations between periods. A 10% increase or decrease in the value of the Canadian dollar to the U.S. dollar would have caused our reported net sales to increase or decrease by approximately $0.3 million for the three months ended March 31, 2023. A 10% increase or decrease in the value of the Canadian dollar to the U.S. dollar would have caused our reported net income to increase or decrease by

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

approximately $0.1 million for the three months ended March 31, 2023, excluding unrealized gains or losses from remeasurement. A 10% increase or decrease in the value of the Mexican peso to the U.S. dollar would have caused our reported net income to increase or decrease by approximately $0.5 million for the three months ended March 31, 2023, excluding unrealized gains or losses from remeasurement.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(c) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) as of March 31, 2023, pursuant to Exchange Act Rule 13a-15. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports we file or submit under the Exchange Act is (i) recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding disclosure. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of March 31, 2023 were effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarter ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls can prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There are inherent limitations in all control systems, including the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Refer to Note 7 of the Notes to Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q, which is incorporated herein by reference.

ITEM 1A. RISK FACTORS

There have been no material changes in our risk factors from those disclosed in Part I, Item 1A. of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

ITEM 6. EXHIBITS

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**

Furnished herewith. The certifications attached as Exhibits 32.1 and 32.2 that accompany this Quarterly Report on Form 10-Q are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CADRE HOLDINGS, INC.
Date: May 9, 2023	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: May 9, 2023	By:	/s/ Blaine Browers
	Name:	Blaine Brower
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Warren B. Kanders, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Cadre Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 9, 2023	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Blaine Browers, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Cadre Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 9, 2023	By:	/s/ Blaine Browers
	Name:	Blaine Browers
	Title:	Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cadre Holdings, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Warren B. Kanders, Chief Executive Officer, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

2
Date: May 9, 2023	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cadre Holdings, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Blaine Browers, Chief Financial Officer, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: May 9, 2023	By:	/s/ Blaine Browers
	Name:	Blaine Browers
	Title:	Chief Financial Officer
(Principal Financial Officer)